QuantRx Biomedical Corporation

P.O. Box 4960, Portland, Oregon 97062

January 9, 2012

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 4561

Washington, D.C. 20549

Attention: Martin James, Senior Assistant Chief Accountant

RE:

QuantRx Biomedical Corporation

Form 10-K for the fiscal year ended December 31, 2010

Filed April 14, 2011

Form 10-Q for the quarterly period ended June 30, 2011

Filed August 16, 2011

File No. 000-17119

Dear Mr. James:

We thank you for your comment letter dated December 20, 2011 (the “Comment Letter”) addressed to QuantRx Biomedical Corporation (the “Company”).  The following is in response to the Staff’s Comment Letter to Amendment No. 1 to Form 10-K for the fiscal year ended December 31, 2010 (the “Amended Report”).  Each comment is included in bold below and is numbered to correspond to the numbered paragraphs in the Comment Letter.  The Company’s responses immediately follow each comment.

Amendment No. 1 to Form 10-K for the Fiscal Year Ended December 31, 2010

Item 8. Financial Statements and Supplementary Data

1.

We note that you revised your financial statements but that you continue to include the original audit report of BehlerMick PS dated April 12, 2011 in those financial statements. However, we note from your Form 8-K dated November 2, 2011, that on November 1, 2011, BehlerMick PS resigned as your independent registered public accounting firm as a result of BehlerMick's cessation of operations. Given the date of the revisions made to your financial statements, it appears unlikely that BehlerMinck PS could have performed the additional procedures required to re-issue its report, and given that the firm no longer has operations it does not appear that it will be able to do so.

Response.  On October 31, 2011, BehlerMick PS, the Company's former independent accounting firm (the “Firm”), ceased operations.   The Firm’s active principals tendered their resignations and elected to form a new entity, MartinelliMick, the Company’s current independent public accounting firm. Following the principal’s resignations, the Firm was returned to the majority shareholder who is no longer eligible to practice public accounting with a PCAOB firm, leaving no qualified shareholder to continue operations, or provide consent to the inclusion of its report in the Amended Report, assuming it was required.

Prior to October 31, 2011, the Company worked with the Firm to resolve all Staff comments. The financial statements were determined to contain typographical errors, and there were no additional procedures performed by the Firm.  The Company did, however, expand certain disclosures in the note to the financial statements.  These changes did not require additional audit procedures by the Firm; the transaction at issue was not changed. The disclosure of the transaction at issue was only more clearly defined.  In this regard, in reliance on PCAOB AU Section 9508 15.69, the Company believes that the revisions are sufficiently inconsequential that the audit procedures by the successor auditor would not be necessary.  In addition, the Firm, acting through the principals, approved the necessary changes to the Amended Report, including the amendments to the Quarterly Report on Form 10-Q for the quarter ended June 30, 2011 (the “Amended 10-Q”), prior to ceasing operations, and provided the Company with authorization to file the corrected financial statements.   The final filing of the Amended Report and Amended 10-Q did not take place until after the closure of the Firm.

While the Firm did not reissue the audit opinion, as permitted under Section 4820 of the Division of Corporation Finance Reporting Manual, the Company did attach the audit opinion in the Amended Filing.  In addition, it is important to note that the engagement partner at MartinelliMick, as well as the engagement quality reviewer and the manager on all engagements, are the same individuals who worked for, and were principals of, the Firm prior to its cessation of operations. As a result, while the Firm, prior to its cessation, did perform the additional procedures, it is unable to reissue its report, even if it were required given the changes to the financial statements necessitated by the Staff’s comments.   Since the principals of MartinelliMick are the same principals as the Firm, it is anticipated that MartinelliMick will audit, and therefore issue its audit opinion with respect to the Company’s financial statements for both the year ended December 31, 2011, as well as 2010.

Item 9A. Controls and Procedures, page 2

2.

We note that your disclosure refers to an evaluation of the effectiveness of your disclosure controls and procedures as of December 31, 2011. Please amend Item 9A of your Form 10-K to disclose the conclusions of your principal executive and principal financial officers regarding the effectiveness of your disclosure controls and procedures as of December 31, 2010 as required by Item 307 of Regulation S-K.

Response.  Upon resolution of the Staff’s comment No. 1 above, the Company will file an amendment to the Form 10-K, as requested by the Staff.

If you have any questions or would like to discuss the responses or the proposed Amended Filings, please contact the undersigned at (503) 252-9565.

Very truly yours,

/s/ Shalom Hirschman

Shalom Hirschman

Principal Executive, Financial and Accounting Officer